UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2025	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Octavius Oky Prakarsa ---------------------------------------------------- (Signature) Octavius Oky Prakarsa VP Investor Relations

Number	:	Tel.08/UM 000/COP-K0F00000/2025

Jakarta,	February 9, 2025

To	:

Board of Commissioners Financial Services Authority

Attn. Chief Executive of Capital Market, Financial Derivative, and Carbon Exchange Supervision

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re	:	Mass Media Coverage regarding the Determination of a Suspect Status for a Commissioner of PT Telkom Indonesia (Persero) Tbk

Dear Sir/Madam,

In compliance with Article 52 Financial Services Authority Regulation (POJK) No. 45 of 2024 concerning Development and Strengthening of Issuers and Public Companies jo. Article 6 letter p POJK No.31/POJK.04/2015 concerning Disclosure of Information or Material Facts by Issuers or Public Companies, we hereby inform you that:

Issuer Name	:	PT Telkom Indonesia (Persero) Tbk (“Company”)
Business Sector	:	Telecommunication
Telephone	:	(021) 5215109
E-mail	:	investor@telkom.co.id

1.	Information or Material Facts	:	Mass Media Coverage Regarding the Determination of a Suspect Status for a Commissioner of Company

2.	Date of Event	:	February 7, 2025

3.	Description	:

Mr. Isa Rachmatarwata currently serves as a commissioner of the Company. The determination as a suspect of Mr. Isa Rachmatarwata was made by the Attorney General's Office of Indonesia on February 7, 2025. This determination as a suspect is not related to Mr. Isa Rachmatarwata's position as a commissioner of the Company but rather to his position as Head of the Insurance Bureau at the Capital Market and Financial Institution Supervisory Agency (Bapepam-LK) during the period 2006-2012. The case is related to alleged corruption in the financial management and investment funds of PT Asuransi Jiwasraya for 2008-2018.

The Company respects the ongoing legal process and will continue to monitor the development of the case. The Company affirms that the supervisory function of the Company's board of commissioners over the Company's operations is not affected by this case and continues to run normally as it should.

The Company will continue to provide accurate and transparent information to all stakeholders following the development of the case and applicable legal provisions. The Company will always be committed to implementing good corporate governance and maintaining public trust.

4.	The Impact of the Events	:	There is no material impact on the Company’s business continuity.

5.	Others	:	-

Thus, we submit this report. Thank you for your attention.

Best regards,

/s/ Octavius Oky Prakarsa

Octavius Oky Prakarsa

VP Investor Relations